EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges

(in millions except ratios)

		Year Ended December 31,
	Nine Months Ended September 30, 2010
		2009	2008	2007	2006	2005	2004
Consolidated earnings:
Net income (loss) attributable to TBS International plc	$(27.9)	$(67.0)	$191.8	$98.2	$39.1	$55.7	$43.2
Add: Income taxes			0	0	0	0	0
Interest expense	18.2	17.1	17.2	10.4	11.6	9.3	5.1
Portion of rents representative of interest expense	3.1	2.4	2.3	2.2	4.1	5.7	5.5

Total	$(6.6)	$(47.5)	$211.3	$110.8	$54.8	$70.7	$53.8

Fixed charges:(1)
Add: Interest expense	$18.2	$17.1	$17.2	$10.4	$11.6	$9.3	$5.1
Capitalized interest	6.1	7.9	5.9	4.9	—	—	—
Portion of rents representative of interest expense	2.7	2.4	2.3	2.2	4.1	5.7	5.5

Total	$27.0	$27.4	$25.4	$17.5	$15.7	$15	$10.6

Ratio of earnings to fixed charges	*	*	8.3	6.3	3.5	4.7	5.1

(1)
Included in fixed charges is one-third of rental expense which management believes is the representative portion of interest.

*
Due to our loss in 2010 and 2009, the ratio coverage was less than 1:1. With additional earnings of $33.6 million and $74.9 million for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively, we would have achieved a coverage ratio of 1:1.